Exhibit 99.2

TSX: AUQ / NYSE: AUQ PRESS RELEASE

AuRico Gold Announces Tender Offer for Any and All
of its Outstanding 3.50% Convertible Notes Due 2016

Toronto: March 6, 2014: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), AuRico Gold Inc. (“AuRico” or the “Company”) (TSX: AUQ, NYSE: AUQ) announced that it has commenced a cash tender offer (the “Tender Offer”) for any and all of the $167,000,000 outstanding principal amount of its 3.50% Convertible Notes due on October 1, 2016 (the “Notes”). The consideration payable will be $1,040 per $1,000 principal amount plus accrued and unpaid interest to, but not including, the payment date for the Notes purchased in the Tender Offer, which will be the next business day following the Expiration Time (as defined below). Additional terms and conditions of the Tender Offer are set forth in the Offer to Purchase (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”) dated March 6, 2014.

The Tender Offer will expire at 12:00 midnight, New York City time, at the end of April 2, 2014, unless extended or earlier terminated by the Company (the “Expiration Time”). Under certain circumstances described in the Offer to Purchase, the Company may terminate the Tender Offer before the Expiration Time. Any tendered Notes may be withdrawn prior to, but not after, the Expiration Time and withdrawn Notes may be re-tendered by a holder at any time prior to the Expiration Time. The Tender Offer will be funded by the proceeds of an offering of new senior notes or other long term debt financing to be completed on terms and conditions satisfactory to the Company.

The complete terms and conditions of the Tender Offer, including completion of the debt financing, are set forth in the Offer to Purchase and Letter of Transmittal, which will be sent to holders of the Notes. Holders are urged to read the Tender Offer documents carefully before making any decision with respect to the Tender Offer. Copies of the Offer to Purchase and Letter of Transmittal may be obtained from Global Bondholder Services Corporation, the Information and Tender Agent for the Tender Offer, at (866) 470-3900 (toll-free) or (212) 430-3774 (collect). Questions regarding the Tender Offer may be directed to the Dealer Managers for the Tender Offer, RBC Capital Markets at (877) 381-2099 or (212) 618-7822 and Credit Suisse at (800) 820-1653.

This press release is for information purposes only and is not an offer to purchase or a solicitation of an offer to sell with respect to any of the Notes. The Tender Offer is being made solely pursuant to the tender offer documents, including the Offer to Purchase, that are being distributed to holders of the Notes. The Tender Offer is not being made to, and tenders of Notes will not be accepted from or on behalf of, holders in any jurisdiction in which the making or the acceptance of the Tender Offer would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require the Tender Offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on behalf of the Operating Partnership by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

None of the Company, the Dealer Managers or the Information and Tender Agent makes any recommendation as to whether holders of Notes should tender their Notes in the Tender Offer or the amount of Notes to tender.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have solid production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario and the El Chanate mine in Sonora State, Mexico. AuRico’s project pipeline also includes advanced development opportunities in Canada and Mexico. AuRico’s head office is located in Toronto, Ontario, Canada.

TSX: AUQ / NYSE: AUQ

For further information please visit contact:

Anne Day
Vice President, Investor Relations & Communications
AuRico Gold Inc.
1-647-260-8880

Forward-Looking Information

This press release may contain “forward looking” statements, including, without limitation, information as to strategy, plans or future financial or operating performance, such as our growth plans, project timelines, production plans, projected cash flows or capital expenditures, cost estimates, mining or milling proj ojections, projected exploration results, resource and reserve estimates and other statements that express management’s s expectations or estimates of future performance. All statements in this press release that address events or developments we expect to occur, are “forward-looking statements.” Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “projects,” “potential,” “target,” “plan,” “scheduled,” “forecast,” “budget” and similar expressions or th heir negative connotations, or that events or conditions “will,” “would,” “may,” “could,” “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of our management as of the date such statements are made. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors, many of which are beyond our ability to control, that may cause our actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation:

  uncertainty of production and cost estimates;

  fluctuations in the price of gold;

  changes in foreign exchange rates (particularly the Canadian dollar, Mexiccan peso and U.S. dollar);

  the uncertainty of replacing depleted reserves and the possible recallculation or reduction of reserves and resources;

  the risk that the Young-Davidson and El Chanate mines may not perform as planned;

  changes in national and local government legislation in Canada, Mexico and other jurisdictions in whiich we may carry on business in the future;

  risks of obtaining necessary licenses, permits, authorizations and/or approvals from the appropriate regulatory authorities for our operations and projects, including the Kemess Underground Project;

  contests over title to properties;

  the speculative nature of mineral exploration and development;

  risks related to aboriginal or ejido title claims;

  compliance risks with respect to current and future environmental laws and regulations;

  disruptions affecting operations;

  business opportunities that may be pursued by the Company;

  employee relations;

  availability of and increased costs associated with mining inputs and labor;

TSX: AUQ / NYSE: AUQ

  uncertainty with the Company's ability to secure capital to execute its business plans;

  volatility of the Company’s share price;

  any decision to declare or suspend a quarterly dividend;

  the effect of future financings;

  litigation;

  risk of loss due to sabotage and civil disturbances;

  the impact of global liquidity and credit availability and the values of assets and liabiilities based on projected future cash flows;

  risks arising from holding derivative instruments;

  risks arising from the absence of hedging;

  adequacy of internal control over financial reporting;

  changes in our credit rating; and

  the impact of inflation.

In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and th he risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as other risks, uncertainties and other factors.

Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this press release are qualified by these and the foregoing cautionary statements.

Although we have attempted to identify important factors that could cause actua al results to differ materially from those contained in the forward-looking statements, there may be other factors that cause actual results to differ materially from those which are anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. You should not place undue reliance on forward-looking statements. We expressly disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new in nformation, events or otherwise, except in accordance with applicable securities laws.

Except as required by law, we undertake no obligation to publicly update or supplement forward looking statements, whether as a result of new information, future events or otherwise. For a further discussion of these and other factors that could impact our future results, performance or transactions, see “Risks Factors” in the Company’s Annual Information Form for the year ended December 31, 2013, incorporated by reference into the Company’s Annual Report on Form 40-F for the year ended December 31, 2013.

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